

April 22, 2024

Yizhen Zhao
President of Ark7 Inc.
Ark7 Properties Plus LLC
1 Ferry Building, Suite 201
San Francisco, CA 94111

> **Re: Ark7 Properties Plus LLC**
> **Post-Qualification Amendment No. 7**
> **Offering Statement on Form 1-A**
> **Filed April 3, 2024**
> **File No. 024-11869**

Dear Yizhen Zhao:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 7 filed April 3, 2024

Unaudited Pro Forma Consolidated and Consolidating Financial Statements and Report, page F-1

1. We note your revised pro forma financial statements in response to our prior comment. Please address the following:
   - We continue to note that certain historical amounts presented in your pro forma financial statements do not agree to amounts as presented in your historical financial statements for the periods presented. As such, please revise your presentation accordingly; and
   - Please explain to us why Cash and cash equivalents and Property, plant and equipment - Accumulated Depreciation include pro forma adjustments in the pro forma balance sheets as of December 31, 2023 for Series SOV9W, QGFX0, RPFUV, NHMOP, ORHOF and DIVTU.

Independent Auditor's Report, page F-3

2.   We note that the audit opinion does not reference the balance sheet as of December 31, 2022 or the related financial statements for the period from March 17, 2022 (inception date) to December 31, 2022. Please include a revised audit report from your auditor that refers to all periods in the first and second paragraphs of the Opinion section, consistent with the periods presented in the financial statements.

Index to Exhibits
Exhibit 11.1 Accountants Consent, page III-1

3.   Please have your auditors revise their audit consent to reference the financial statement periods consistent with those in their audit reports.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Andrew Stephenson